GROUP

[redacted]

07026774

SEC MAIL PROCESSING
RECEIVED
SEP 1 4 2007
WASH, D.C.
185
SECTION

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

**Rule 12g3-2(b) File No.
82-34748**

Date 11 September 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

Dr. Heiner Bendfeld   Kay Amelungse

Enclosures

(1) 03 September 2007 — Press release: Hypo Real Estate Bank International AG: Successful completion of €26.7 million financing to a fund managed by LaSalle Investment Management, for the acquisition of an office building in the Paris CBD

dw 9/20

(2) 10 September 2007	Press release: Hypo Real Estate Bank International AG: successful completion of major financing facility for Carlyle European Real Estate Partners
(3) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(4) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(5) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(6) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(7) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(8) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(9) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(10) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(11) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(12) 10 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Georg Funke
(13) 11 September 2007	Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG) - Kurt F. Viermetz

Press release

Hypo Real Estate Bank International AG: Successful completion of €26.7 million financing to a fund managed by LaSalle Investment Management, for the acquisition of an office building in the Paris CBD

Paris/London/Munich, 3 September 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has arranged a €26.7 million investment financing and payment guarantee facility, to a fund managed by Lasalle Investment Management. The transaction was completed on 20 July 2007.

The facility will be used by LaSalle Investment Management to guarantee and finance (upon completion of its current refurbishment) the acquisition of an 8 storey office building located at 46 rue la Boétie, in the Paris CBD (8th district). The building, which comprises 2.300 sqm of office space, has been purchased from Pitch Promotion and will be completed by the end of 2008.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "The successful completion of this transaction with a key client highlights our commitment to highly structured property finance deals. It also illustrates our ability to deliver timely, tailor-made financing solutions and meet the needs of our clients in today's market."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Press release

Hypo Real Estate Bank International AG: successful completion of major financing facility for Carlyle European Real Estate Partners

Munich/London, 10 September 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has provided an investment and capital expenditure facility to Carlyle European Real Estate Partners. The transaction completed on 28 August 2007.

The facility has been provided to Carlyle European Real Estate Partners to acquire five freehold properties in Stockholm, Sweden and their subsequent refurbishment over the next five years.

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International AG, said: "The Carlyle Group is a key client for Hypo Real Estate Bank International across Europe. We are delighted to be working with them again to provide the right facility for Carlyle European Real Estate Partners to complete this transaction in Sweden."

Commenting, Thomas Lindstrom, Managing Director, The Carlyle Group, added: "We are very excited about our latest investments in Stockholm. We expect redevelopments, such as our Globen portfolio of properties, to make a major impact in the Swedish real estate market. Hypo Real Estate Bank International has proved a valuable partner in executing this transaction."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10 September 2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	38,24
Number of items:	932
Total amount traded:	35639,68
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München

Issuer:	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,20
Number of items:	200
Total amount traded:	7640,00
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price::	38,19
Number of items:	2800
Total amount traded:	106932
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
ISIN/WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
(Bezugsverhältnis):	
Explanation for publication:	
Issuer:	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in

Listed: Amtlicher Markt in
Frankfurt (Prime Standard);
Freiverkehr in Berlin-
Bremen, Düsseldorf,
Hamburg, Hannover,
München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,18
Number of items:	380
Total amount traded:	14508,40
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	

Emittent Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

Issuer	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Kauf
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,17
Number of items:	100
Total amount traded:	3817
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München

Issuer	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,14
Number of items:	357
Total amount traded:	13615,98
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland

Issuer	ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,13
Number of items:	300
Total amount traded:	11439
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München

Issuer	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,08
Number of items:	200
Total amount traded:	7616
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland

Issuer	ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,05
Number of items:	1083
Total amount traded:	41208,15
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München

Issuer	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

10.09.2007 - Georg Funke

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	10. September 2007
Name of the person subject to the disclosure requirement:	Georg Funke
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	10.09.2007
Place of transaction:	Frankfurt Xetra
Currency	EUR
Price:	38,25
Number of items:	3648
Total amount traded:	139536
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
	Emittent Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München

Issuer	Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

11.09.2007 - Kurt F. Viermetz

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	11.09.2007
Name of the person subject to the disclosure requirement:	Kurt F. Viermetz
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the supervisory board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE000DB3YV90 / DB3YV9
Type of transaction:	Buy
Date of transaction:	11.09.2007
Place of transaction:	Frankfurt
Currency:	EUR
Price:	38,5605
Number of items:	10.000
Total amount traded:	385.605,00
In case of derivatives	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer	Hypo Real Estate Holding AG Unsoeldstrasse 2 80538 Muenchen Germany ISIN: DE0008027707 (MDAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, München, Stuttgart; Wien

Hypo Real Estate
HOLDING

END